UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 11-K
____________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                     to                      .
Commission File Number 001-33268

____________________________

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CENTRAL GARDEN & PET COMPANY
1340 Treat Blvd., Suite 600
Walnut Creek, California 94597

REQUIRED INFORMATION

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 24, 2016	By:	/s/ Derek Hess
Derek Hess
Vice President, Total Rewards

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Central Garden & Pet Company Investment Growth Plan

We have audited the accompanying statements of net assets available for benefits of the Central Garden & Pet Company Investment Growth Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

Campbell, California
June 24, 2016

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

	2015	2014
ASSETS
Investments at fair value	$167,007,565	$163,448,426
Investments at contract value	42,534,537	40,811,810
Total investments	209,542,102	204,260,236

Receivables
Notes receivable from participants	3,389,585	3,821,953
Employer contributions receivable	148,252	400,019
Participant contributions receivable	206,686	—

Total receivables	3,744,523	4,221,972

NET ASSETS AVAILABLE FOR BENEFITS	$213,286,625	$208,482,208

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2015

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of participant-directed investments	$(3,051,585)
Dividends and interest	8,434,305

Total investment income	5,382,720

Interest income on notes receivable from participants	179,780

Contributions
Participant	9,947,257
Rollover	2,027,866
Employer	1,707,508

Total contributions	13,682,631

Total additions	19,245,131
DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	14,281,720
Administrative and investment expenses	158,994

Total deductions	14,440,714

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,804,417

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	208,482,208

End of year	$213,286,625

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1 – DESCRIPTION OF PLAN
The following description of the Central Garden & Pet Company Investment Growth Plan (the Plan) provides only general information. Participants should refer to the summary plan description or plan document, as amended, for a more complete description of plan provisions.
General —The Plan is a defined contribution plan that was established to provide benefits to eligible employees, as provided in the plan document. The Plan covers substantially all employees of Central Garden & Pet Company (the Company) except certain groups of employees as defined in the plan document. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as Plan administrator.
Eligibility —Employees of the Company are eligible to participate in the Plan upon reaching age 21 and after completing three months of service on the first day of the next calendar month.
Contributions – Eligible participants may make pre-tax contributions starting at 1% of their eligible compensation subject to the annual dollar maximum set by the Internal Revenue Service (IRS). Unless elected otherwise, eligible participants will be automatically enrolled to contribute 3% of their eligible compensation as pre-tax contributions subject to the IRS limitation. Participants may make a pre-tax contribution from any cash bonus but the deferral election should be made prior to the payment of such cash bonus. Participants may also contribute amounts representing distributions from other qualified plans.
The Company provides a matching contribution equal to 25% of the first 8% of compensation deferred. The matching contribution is paid at the end of each quarter and may be trued-up at the end of the year. Only those participants employed as of the last day of the quarter are eligible to receive the matching contribution. The Company matching contributions may be made in cash or in shares of the Company’s Class A Common Stock, as determined by the Company’s Board of Directors. For 2015, the matching contribution was made in shares of the Company’s Class A Common Stock.
The Company may elect to contribute a bonus matching contribution on behalf of an eligible class of participants. The bonus matching contribution shall be in the same dollar amount for each eligible participant. The Company may also elect to make a discretionary profit sharing contribution to the Plan. Such contribution is allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible for the bonus matching contribution and profit sharing contribution only if they remain employed at the end of the year, unless employment is terminated due to death, disability, or retirement. The Company did not make a bonus match or discretionary profit sharing contribution for the year ended December 31, 2015.
Participant accounts —Each participant’s account is credited with the participant’s contribution, the Company’s contributions, if any, and any income, gains, or losses attributable to the investment mix of the account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting —Participants are immediately vested in their salary deferrals and voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service and increases in increments of 20% per year until fully vested after five years of credited service.
Notes receivable from participants – Participants may borrow up to 50% of their vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Maturities on notes receivable are for a maximum of five years, or, for the purchase of a primary residence, a term to be decided by the Plan administrator. Participants are allowed to have only one note receivable outstanding at a time. Notes receivable are secured by the participant’s vested balances, bear interest at prime plus 1% at the time of the borrowing, and generally must be repaid from payroll deductions over the loan term. Notes receivable are generally payable in full upon a participant’s termination of employment or the occurrence of certain other events. Notes receivable as of December 31, 2015 and 2014 carry interest rates ranging from 4.25% to 9.50%, with various maturities through June 2028. Delinquent notes receivable are recorded as distributions based on the terms of the plan document.
Payment of benefits —While still in service, a participant may generally withdraw his or her vested account balance.  Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum distribution.  If a participant’s balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. If the account balance is over $1,000, the participant may elect either a distribution paid in the form of a lump-sum cash payment, a distribution in Company stock, a direct rollover into another qualified plan, or other distribution methods as described in the plan document.

Forfeitures —Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan and used to pay administrative expenses and reduce the Company contribution. As of December 31, 2015 and 2014, forfeited non-vested accounts totaled $486,141 and $557,580, respectively. During 2015, the amount used to pay administrative expenses and reduce employer contributions totaled $133,024 and $103,899, respectively.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Recently Issued and Adopted Accounting Pronouncements - In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Pension Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II eliminates the requirements for plans to disclose individual investments that represent 5 percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. Part II also requires that investments be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics and risks. Part III provides a practical expedient to permit plans to measure investments and investment-related as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.  Parts I and II are to be applied retrospectively and Part III prospectively. Plan management elected to early adopt the standard effective January 1, 2015. The Plan’s financial statements for the years ended December 31, 2015 and 2014 are presented to conform to the requirements of Parts I and II of the ASU. Part III of the ASU has no impact on the Plan’s financial statements since the Plan does not hold investments valued by applying the practical expedient.
Basis of accounting —The financial statements are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Use of estimates —The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation —Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Investment contracts — The Voya Fixed Account is a benefit-responsive investment contract.  Investment contracts held by a defined contribution plan are required to be reported at contract value.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Contributions to Voya Institutional Trust Company (“Voya,” formerly ING National Trust) under this contract are maintained in a general account that is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Voya. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. There are no reserves against contract value for credit risk.
There are no unfunded commitments, redemption restrictions or notice period applicable to the guaranteed investment contract. Under the terms of the guaranteed investment contract, the Plan sponsor must provide a minimum of 90 days notice to Voya prior to redemption of the contract.
Income recognition —Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in the fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits —Benefits are recorded when paid.
Administrative expenses —Administrative expenses and investment advisory fees paid by the Plan for 2015 were $194,528. Other administrative expenses incurred in the administration of the Plan were paid by the Company.

NOTE 3 – FAIR VALUE MEASUREMENTS
The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
The value of the common stock of Central Garden and Pet Company is determined by quoted market prices. Accordingly, investments in common stock are classified within level 1 of the valuation hierarchy.
Shares of registered investment company funds are valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

The following table discloses by level, the fair value hierarchy, of the Plan’s assets at fair value at December 31, 2015 and 2014:

	2015
	Level 1	Level 2	Level 3	Total

Registered investment companies	$149,782,620	$—	$—	$149,782,620
Common stock	16,508,388	—	—	16,508,388
Interest bearing cash	716,557	—	—	716,557

Total investments at fair value	$167,007,565	$—	$—	$167,007,565

	2014
	Level 1	Level 2	Level 3	Total

Registered investment companies	$151,569,890	$—	$—	$151,569,890
Common stock	11,379,299	—	—	11,379,299
Interest earning cash	499,237	—	—	499,237

Total investments at fair value	$163,448,426	$—	$—	$163,448,426

NOTE 4– TAX STATUS
The IRS has determined and informed the Company by a letter dated October 15, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter. The Plan administrator believes the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan is currently undergoing an audit for the plan year ended December 31, 2013. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.
NOTE 5 – RISKS AND UNCERTAINTIES
The participants invest in various investment securities. Investment securities are exposed to various risks, such as market, interest rate, and credit risk. It is reasonably possible that given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS
As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company’s common stock. The aggregate investment in the Company’s common stock was as follows:

	December 31, 2015		December 31, 2014
	Number of Shares	Fair Value	Number of Shares	Fair Value
Central Garden & Pet Company
Class A Common Stock	1,157,761	$15,745,563	1,134,670	$10,836,098
Central Garden & Pet Company
Common Stock	56,422	762,825	61,868	543,201

		$16,508,388		$11,379,299

Plan investments include shares of registered investment company funds managed by Voya. Any purchases and sales of these funds are performed in the open market at fair value. As Voya is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions.
NOTE 7 – PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 8 – RECONCILIATION TO FORM 5500
The financial statements are prepared on the accrual basis of accounting while the Form 5500 is prepared on cash basis of accounting.
The following is a reconciliation of net assets available for benefits per financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$213,286,625	$208,482,208
Less contributions receivable, end of year
Participant	(206,686)	—
Employer	(148,252)	(400,019)

Net assets available for benefits per Form 5500	$212,931,687	$208,082,189

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

The following is a reconciliation of contributions per financial statements to the Form 5500 as of December 31, 2015:

2015
Contributions per the financial statements	$13,682,631
Add contributions receivable, beginning of year
Employer	400,019
Less contributions receivable, end of year
Participant	(206,686)
Employer	(148,252)

Contributions per the Form 5500	$13,727,712

SUPPLEMENTAL SCHEDULE

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015
Employer identification number: 68-0275553
Plan number: 001
Schedule H, Line 4(i)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment,including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Investments at fair value
	American Funds EuroPacific Growth Fund R5	Registered investment company	$12,192,328
	Delaware Value Fund Institutional	Registered investment company	12,509,076
	Franklin International SmallCap Growth Fund Advisor	Registered investment company	1,398,886
	Janus Balanced Fund	Registered investment company	26,630,259
	JP Morgan Small Cap Value Fund R6	Registered investment company	6,953,575
	Lord Abbett Developing Growth Fund A	Registered investment company	11,006,394
	Lord Abbett Income Fund F	Registered investment company	1,559,798
	Massachusetts Investors Growth Stock Fund R4	Registered investment company	13,818,140
	Principal MidCap S&P 400 Institutional Fund R4	Registered investment company	5,805,179
	T. Rowe Price Mid-Cap Growth Fund Advisor	Registered investment company	6,504,690
	T. Rowe Price Retirement Balanced Advisor Fund	Registered investment company	681,977
	T. Rowe Price Retirement Income 2010 Advisor Fund	Registered investment company	131,181
	T. Rowe Price Retirement Income 2015 Advisor Fund	Registered investment company	377,315
	T. Rowe Price Retirement Income 2020 Advisor Fund	Registered investment company	1,889,298
	T. Rowe Price Retirement Income 2025 Advisor Fund	Registered investment company	1,226,308
	T. Rowe Price Retirement Income 2030 Advisor Fund	Registered investment company	2,180,805
	T. Rowe Price Retirement Income 2035 Advisor Fund	Registered investment company	1,540,238
	T. Rowe Price Retirement Income 2040 Advisor Fund	Registered investment company	1,077,806
	T. Rowe Price Retirement Income 2045 Advisor Fund	Registered investment company	567,548
	T. Rowe Price Retirement Income 2050 Advisor Fund	Registered investment company	180,639
	T. Rowe Price Retirement Income 2055 Advisor Fund	Registered investment company	617,879
	Vanguard Institutional Index Fund	Registered investment company	24,314,952
*	Voya Clarion Real Estate Portfolio Institutional Fund	Registered investment company	1,193,194
*	Voya Corporate Leaders 100 Fund Institutional	Registered investment company	5,661,362
*	Voya GNMA Income Fund A	Registered investment company	9,342,600
*	Voya Money Market Fund	Registered investment company	421,193
	Central Garden & Pet Company Stock Fund A:
*	Central Garden & Pet Class A Common Stock	Class A Common Stock	15,745,563
*	Short Term Investment Fund	Interest bearing cash	694,859
	Total Central Garden & Pet Stock Fund A		16,440,422
	Central Garden & Pet Company Stock Fund:
*	Central Garden & Pet Company Stock Fund	Common Stock	762,825
*	Short Term Investment Fund	Interest bearing cash	21,698
	Total Central Garden & Pet Stock Fund		784,523

			167,007,565
	Investment at contract value
*	Voya Fixed Account	Guaranteed investment contract	42,534,537
	Total investments per financial statements		209,542,102
*	Participant loans	Interest rates between 4.25% and 9.50% maturing through June 2028	3,389,585

	Total investments per Form 5500		$212,931,687

*	Indicates party-in-interest as defined by ERISA
Column (d) information was omitted as all investments are participant-directed

Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-141671 and 333-176408) on Form S-8 of Central Garden & Pet Company of our report dated June 24, 2016, with respect to the statements of net assets available for benefits of the Central Garden & Pet Company Investment Growth Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, appearing in this Annual Report (Form 11-K) of the Central Garden & Pet Company Investment Growth Plan.

/s/ MOSS ADAMS LLP
Campbell, California
June 24, 2016